GW Pharmaceuticals PLC Director/PDMR Shareholding

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company", “GW”)

NOTIFICATION OF INTERESTS OF DIRECTORS

Porton Down, UK, 29 August 2014: GW Pharmaceuticals (NASDAQ: GWPH, AIM: GWP) hereby provides notification that it was informed yesterday that Dr Geoffrey Guy, a Director and Chairman of the Board, gifted 100,000 GW Pharmaceuticals 0.1 pence ordinary shares to the Royal Society of Medicine and 75,000 shares to Weldmar Hospicecare Trust on 29 August 2014. The total number of shares gifted of 175,000 represents less than 0.1% of the Company’s issued share capital. The shares were gifted when the price of the shares was 468.75 pence per share. Following this charitable gift, Dr Guy continues to retain a beneficial interest in 14,443,648 0.1 pence ordinary shares, representing 6.1% of the issued share capital.

Enquiries:

GW Pharmaceuticals PLC

Adam George, CFO/Company Secretary	Tel: +44 (0)1980 557 000

Stephen Schultz, VP Investor Relations	Tel: 917 280 2424

Peel Hunt LLP (Nominated Adviser)	Tel: +44 (0)207 418 8900

James Steel/Oliver Jackson